Exhibit 99.4

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

July 29, 2022

National Stock Exchange of India Ltd. (Stock Code: DRREDDY-EQ)

BSE Limited (Stock Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Sub.: Outcome of 38th Annual General Meeting & Voting results.

This is with reference to our earlier letters dated May 20, 2022 and July 6, 2022, regarding the 38th Annual General Meeting (AGM) of the Company held today i.e. July 29, 2022.

In accordance with Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations), this is to inform you that the Members of the Company transacted the business as stated in the Notice of 38th AGM, dated May 19, 2022, through video conferencing facility.

In this regard, please find enclosed the following:

1.	The agenda-wise disclosure of voting details is enclosed as Annexure - A.
2.	The consolidated Report of Scrutinizer on remote e-voting & e-voting during the AGM is enclosed as Annexure - B.
3.	Pursuant to Regulation 30 of the Listing Regulations, summary of the 38th AGM proceedings is enclosed as Annexure - C.

The above are also being uploaded on the Company's website www.drreddys.com and on the website of National Securities Depository Limited, www.evoting.nsdl.com.

The video recording of the proceedings of the AGM is also available on the Company's website at www.drreddys.com.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh

K Randhir Singh
Company Secretary & Compliance Officer

Encl: a/a

CC: National Securities Depositary Limited (NSDL)

DR. REDDY'S LABORATORIES LTD - 38th AGM Voting Results under Regulations 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 Annexure A
Date of the AGM/EGM			July 29, 2022
Total number of shareholders on record date			261,880
No. of shareholders present in the meeting either in person or throught proxy: Promoters and promoter Group: Public:			Not applicable
No. of shareholders attended the meeting through Video Conferencing: Promoters and promoter Group: Public:			9 48

Resolution 1 : Adoption of the Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2022, together with the Reports of the Board of Directors and Auditors thereon.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
Public - Institutions	E-VOTING	106,467,096	89,051,177	83.64	88,972,105	79,072	99.91	0.09
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	106,467,096	89,051,177	83.64	88,972,105	79,072	99.91	0.09
Public-Non Institutions	E-VOTING	15,512,794	190,263	1.23	189,621	642	99.66	0.34
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	15,512,794	190,263	1.23	189,621	642	99.66	0.34
TOTAL		166,441,018	133,702,568	80.33	133,622,854	79,714	99.94	0.06

Resolution 2 : Declararation of dividend of Rs.30 per equity share for the financial year ended March 31, 2022.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
Public - Institutions	E-VOTING	106,467,096	92,185,703	86.59	92,180,719	4,984	100.00	0.01
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	106,467,096	92,185,703	86.59	92,180,719	4,984	99.99	0.01
Public-Non Institutions	E-VOTING	15,512,794	190,236	1.23	189,813	423	99.78	0.22
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	15,512,794	190,236	1.23	189,813	423	99.78	0.22
TOTAL		166,441,018	136,837,067	82.21	136,831,660	5,407	100.00	0.00

Resolution 3 : Re-appointment of Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible offers himself for the re-appointment.
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
Public - Institutions	E-VOTING	106,467,096	92,168,620	86.57	87,119,258	5,049,362	94.52	5.48
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	106,467,096	92,168,620	86.57	87,119,258	5,049,362	94.52	5.48
Public-Non Institutions	E-VOTING	15,512,794	190,176	1.23	189,251	925	99.51	0.49
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	15,512,794	190,176	1.23	189,251	925	99.51	0.49
TOTAL		166,441,018	136,819,924	82.20	131,769,637	5,050,287	96.31	3.69

Resolution 4 : Re-appointment of Mr. K Satish Reddy (DIN: 00129701) as a Whole-time Director, designated as Chairman
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
Public - Institutions	E-VOTING	106,467,096	92,170,030	86.57	86,372,721	5,797,309	93.71	6.29
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	106,467,096	92,170,030	86.57	86,372,721	5,797,309	93.71	6.29
Public-Non Institutions	E-VOTING	15,512,794	189,891	1.22	188,911	980	99.48	0.52
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	15,512,794	189,891	1.22	188,911	980	99.48	0.52
TOTAL		166,441,018	136,821,049	82.20	131,022,760	5,798,289	95.76	4.24

Resolution 5 : Ratification of remuneration payable to Cost Auditors, M/S. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2023
Resolution required :(Ordinary / Special)			Ordinary Resolution
Whether promoter/promoter group are interested in the agenda/resolution ?			No

Category	Mode of Voting	No. of shares held (1)	No. of votes polled (2)	% of Votes Polled on outstanding shares (3)=[(2)/(1)]*100	No. of Votes in favor (4)	No. of Votes against (5)	% of Votes in favour on votes polled (6)=[(4)/(2)]*100	% of Votes against on votes polled (7)=[(5)/(2)]*100
Promoter & Promoter Group	E-VOTING	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	44,461,128	44,461,128	100.00	44,461,128	-	100.00	-
Public - Institutions	E-VOTING	106,467,096	92,168,001	86.57	89,376,707	2,791,294	96.97	3.03
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	106,467,096	92,168,001	86.57	89,376,707	2,791,294	96.97	3.03
Public-Non Institutions	E-VOTING	15,512,794	190,206	1.23	189,373	833	99.56	0.44
	POLL	-	-	-	-	-	-	-
	POSTAL BALLOT	-	-	-	-	-	-	-
	TOTAL	15,512,794	190,206	1.23	189,373	833	99.56	0.44
TOTAL		166,441,018	136,819,335	82.20	134,027,208	2,792,127	97.96	2.04

CONSOLIDATED SCRUTINIZER’S REPORT

[pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management
and Administration) Rules, 2014 (as amended)]

To:

The Chairman

Dr. Reddy’s Laboratories Limited
8-2-337, Road No.3, Banjara Hills
Hyderabad, Telangana - 500 034, India.

Sub:	38th Annual General Meeting of the Members of Dr. Reddy’s Laboratories Limited held on Friday, July 29, 2022 at 9.00 AM (IST) through Video Conferencing (VC) /Other Audio-Visual Means (OAVM).

Dear Sir,

I, G Raghu Babu, Company Secretary in whole-time practice, Partner, R & A Associates, Company Secretaries, Hyderabad was appointed as Scrutinizer by the Board of Directors of Dr. Reddy’s Laboratories Limited (Company) for the purpose of scrutinizing the remote e-voting and electronic voting (e-voting) at the Annual General Meeting (AGM) of the Company in a fair and transparent manner pursuant to Section 108 of the Companies Act, 2013 (the Act) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) (the Rules) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirement) Regulations, 2015, (Listing Regulations) and circulars issued by Securities Exchange Board of India (SEBI) and in compliance with framework issued by the Ministry of Corporate Affairs through its circulars (MCA Circulars), on the resolutions contained in the Notice of the 38th AGM of the members of the Company, held on Friday, July 29, 2022 at 9.00 AM (IST) through VC/OAVM and also for ascertaining the requisite majority for the resolutions proposed therein.

The Management of the Company is responsible to ensure the compliance with the requirements of the Act and the Rules including MCA Circulars and Listing Regulations relating to remote e-voting and e-voting at the AGM for the resolutions contained in the Notice of the 38th AGM of the members of the company. Our responsibility as a Scrutinizer is to ensure that the remote e-voting and e-voting at the AGM is carried out in a fair and transparent manner and to make a consolidated scrutinizer’s report on the votes cast “IN FAVOUR”, “AGAINST” and invalid votes, if any, on the resolutions contained in the Notice of the 38th AGM of the members of the Company. The Company has engaged the services of National Securities Depository Limited (NSDL) for voting by electronic means (both for remote e-voting and e-voting at the AGM).

In accordance with the Notice of the 38th AGM sent to the members and the ‘Advertisement’ published pursuant to Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended), the remote e-voting period was open from 9.00 AM (IST) on Monday, July 25, 2022 and was closed at 5.00 PM IST on Thursday, July 28, 2022.

Members holding shares as on Friday, July 22, 2022, “cut-off date”, were entitled to vote on the resolution stated in the Notice of the 38th AGM of the Company.

The voting at the AGM was allowed by using an electronic voting system, on the resolutions on which the voting is to be held. The said voting system was provided to all those members who attended the AGM through VC/OAVM but have not cast their votes by availing the remote e-voting facility. As per the information provided by NSDL, the name of the members who had already voted through remote e-voting facility was blocked for voting at the AGM.

After the conclusion of the voting at the AGM, the votes cast thereat were downloaded from website of NSDL. Thereafter, the votes on remote e-voting were unblocked on Friday, July 29, 2022 at 10.49 AM IST, in the presence of two witnesses who were not employees of the Company and the e-voting results/list of members who have voted for and against were downloaded from the e-voting website of NSDL.

The combined results of the remote e-voting and e-voting at the AGM are given as ‘Annexure-I’ to this report. Based on combined results, we report that, all the resolutions as per the Notice of the 38th AGM of the Company stands passed with requisite majority.

The electronic data and all other relevant records relating to the remote e-voting and e-voting at the AGM are under my safe custody until the Chairman approves and signs the Minutes of the 38th AGM and thereafter will be handed over to the Company Secretary of the Company for safe preservation.

Thanking you,

For R & A Associates

/s/ G. Raghu Babu
(G. Raghu Babu)
Partner
Place: Hyderabad	FCS No.4448, CP No. 2820
Date: July 29, 2022.	UDIN: F004448D000708294.

Annexure-I
Combined Results (remote e-voting and e-voting at AGM)
Item number of Notice and type of Resolution	Description	Mode of Voting	Total no. of votes cast	Votes in favour of the resolution		Votes against the resolution		Invalid Votes
				No's	%age	No's	%age	No's	%age
1 - Ordinary Resolution	Adoption of the Financial Statements (Standalone and Consolidated) of the Company for the financial year ended March 31, 2022, together with the Reports of the Board of Directors and Auditors thereon	remote e-voting	13,36,87,285	13,36,07,571	99.94%	79,714	0.06%	-	-
		e- voting at the AGM	15,283	15,283	100.00%	-	0.00%	-	-
		Total	13,37,02,568	13,36,22,854	99.94%	79,714	0.06%	-	-
2 - Ordinary Resolution	Declaration of dividend of Rs.30 per equity share for the financial year ended March 31, 2022	remote e-voting	13,68,21,784	13,68,16,377	99.996%	5,407	0.004%	-	-
		e- voting at the AGM	15,283	15,283	100.00%	0	0.00%	-	-
		Total	13,68,37,067	13,68,31,660	99.996%	5,407	0.004%	-	-
3 - Ordinary Resolution	Re-appointment of Mr. K Satish Reddy (DIN: 00129701), as a Director, who retires by rotation, and being eligible offers himself for the re appointment	remote e-voting	13,68,04,641	13,17,54,354	96.31%	50,50,287	3.69%	-	-
		e- voting at the AGM	15,283	15,283	100.00%	0	0.00%	-	-
		Total	13,68,19,924	13,17,69,637	96.31%	50,50,287	3.69%	-	-
4 - Ordinary Resolution	Approval of the reappointment of Mr. K Satish Reddy (DIN: 00129701) as a Whole-time Director, designated as Chairman.	remote e-voting	13,68,05,766	13,10,07,477	95.76%	57,98,289	4.24%	-	-
		e- voting at the AGM	15,283	15,283	100.00%	0	0.00%	-	-
		Total	13,68,21,049	13,10,22,760	95.76%	57,98,289	4.24%	-	-
5 - Ordinary Resolution	Ratification of the remuneration payable to Cost Auditors, M/S. Sagar & Associates, Cost Accountants	remote e-voting	13,68,04,052	13,40,11,925	97.96%	27,92,127	2.04%	-	-
		e- voting at the AGM	15,283	15,283	100.00%	0	0.00%	-	-
		Total	13,68,19,335	13,40,27,208	97.96%	27,92,127	2.04%	-	-

For R & A Associates

/s/ G. Raghu Babu
(G. Raghu Babu)
Partner
FCS No.4448, CP No. 2820
UDIN: F004448D000708294

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY’S LABORATORIES LIMITED

Summary of proceedings of the 38th Annual General Meeting (AGM) of the members of Dr. Reddy’s Laboratories Limited (‘the Company’) held on Friday, July 29, 2022 at 9.00 AM (IST) through video conferencing (VC) facility/other audio visual means (OAVM).

Directors Present through VC:

1.	Mr. K Satish Reddy	Chairman and Member participated from Hyderabad, India
2.	Mr. G V Prasad	Co-Chairman and Managing Director participated from Hyderabad, India
3.	Mr. Allan Oberman	Independent Director participated from Toronto, Canada
4.	Ms. Kalpana Morparia	Independent Director and Member participated from Hyderabad, India
5.	Mr. Leo Puri	Independent Director participated from Mumbai
6.	Mr. Prasad R Menon	Independent Director participated from Hyderabad, India
7.	Ms. Penny Wan	Independent Director participated from Hyderabad, India
8.	Dr. K P Krishnan	Independent Director participated from Delhi, India

In attendance through VC, participated from Hyderabad, India:

1.	Mr. Erez Israeli	Chief Executive Officer
2.	Mr. Parag Agarwal	Chief Financial Officer
3.	Mr. K Randhir Singh	Company Secretary and Compliance Officer

Other representatives through VC:

1.	Representatives of M/s. S.R. Batliboi & Associates LLP, Statutory Auditors, participated from Hyderabad, India
2.	Mr. Makarand M. Joshi, Secretarial Auditor, M/s Makarand M. Joshi & Co., Practising Company Secretaries, participated from Mumbai, India
3.	Mr. G Raghu Babu, Scrutinizer, M/s. R & A Associates, Practising Company Secretaries, participated from Hyderabad, India

Members Present:

57 members attended the meeting through VC/OAVM.

Pursuant to Article 70 of Articles of Association of the Company, Mr. K Satish Reddy, the Chairman of the board took the chair and conducted the proceedings of the meeting. The requisite quorum being present, the meeting was called to order.

The Chairman informed the shareholders that Mr. Sridar Iyengar, Independent Director and Chairman of the Audit Committee had sought leave of absence from attending that meeting due to personal exigency. Mr. Iyengar had authorised Dr. K P Krishnan, member of the Audit Committee to attend this AGM on his behalf. The Chairman also informed the shareholders that Ms. Shikha Sharma and Dr. Bruce Carter, Independent Directors had also sought leave of absence from attending this meeting.

The members were informed that the meeting is being held through video conferencing facility/ other audio visual means in compliance with the applicable circulars issued by the Ministry of Corporate Affairs and SEBI. It was further informed that the Annual Report for FY2022 containing the audited financial statements (both standalone and consolidated) for the year ended March 31, 2022, board’s and auditor’s report had been sent through electronic mode to all the members whose e-mail addresses are registered with the company/ depository participant(s). The notice convening the meeting and the auditor’s reports were taken as read.

Thereafter the Chairman delivered his speech followed with the address by the Co-Chairman and Managing Director.

Members were invited to ask questions or seek clarifications/ information with respect to the Company. The queries were adequately responded to by the Management.

The members were further informed that the Company had provided to the members facility to cast their vote electronically, on all resolutions set forth in the notice of the 38th AGM through remote e-voting provided by NSDL. The remote e-voting facility was open from Monday, July 25, 2022 (9.00 AM IST) to Thursday, July 28, 2022 (5.00 PM IST). Members who attended the AGM and had not cast their votes through remote e-voting prior to the meeting were provided an opportunity to cast their votes during the AGM through the e-voting facility provided by NSDL.

The following items of business, as per the notice of the 38th AGM dated May 19, 2022 were transacted at the meeting:

Ordinary Business

1.	Adoption of audited financial statements (standalone and consolidated) of the Company for the year ended March 31, 2022, together with the reports of the board of directors and auditors thereon (Ordinary Resolution).
2.	Declaration of dividend of Rs. 30 per equity share for the financial year 2021-22 (Ordinary Resolution).
3.	Reappointment of Mr. K Satish Reddy (DIN: 00129701), as a director, who retires by rotation, and being eligible offers himself for the reappointment. (Ordinary Resolution).

Special Business

4.	Reappointment of Mr. K Satish Reddy (DIN: 00129701) as a Whole-time Director, designated as Chairman. (Ordinary Resolution).
5.	Remuneration payable to Cost Auditors, M/S. Sagar & Associates, Cost Accountants, for the financial year ending March 31, 2023. (Ordinary Resolution).

It was informed that Mr. G Raghu Babu (FCS no. 4448 and CP no. 2820), partner of M/s. R & A Associates, Practicing Company Secretaries, Hyderabad was appointed as the Scrutinizer for scrutinizing the processes of remote e-voting prior to the meeting and e-voting during the AGM in a fair and transparent manner and to report on the voting results for the items as per the notice of the 38th AGM. The Chairman also informed the members that the Company Secretary is authorised to declare the results of the voting.

The scrutinizer’s report was received, and accordingly all the resolutions as set out in the notice of the 38th AGM were declared as passed by requisite majority.

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh
Company Secretary & Compliance Officer